

August 28, 2006

RESPONSE OF THE OFFICE OF THE
CHIEF ACCOUNTANT
DIVISION OF INVESTMENT MANAGEMENT

Deloitte & Touche LLP

By letter dated August 2, 2006, you, on behalf of certain accounting firms,[1] request our assurances that we would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 206(4)-2 thereunder against any "newly registered hedge fund adviser"[2] if the investment adviser, for purposes of complying with the adviser custody rule,[3] relies on an audit of a limited partnership, limited liability corporation or other pooled investment vehicle (collectively, "hedge fund") by an accountant that has performed non-audit services for, or had certain relationships with, the hedge fund audit client or its affiliates, including the adviser, that would preclude the accountant from being independent under the Commission's independence rules,[4] provided that (a) those services or relationships would not impair the accountant's independence under independence standards that were applicable to an audit of a hedge fund prior to registration by the adviser, and (b) those services or relationships prohibited by the Commission's independence rules cease no later than June 30, 2007.

The adviser custody rule requires the adviser to, among other things: (1) maintain client funds and securities with a qualified custodian; (2) provide certain information to clients concerning the arrangement with the qualified custodian; and (3) send (or have the qualified custodian send) account statements to clients on a quarterly basis.[5] In lieu of distributing

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1 The accounting firms that participated in preparing the request letter were BDO Seidman LLP, Deloitte & Touche LLP, Ernst & Young LLP, Goldstein Golub Kessler LLP, Grant Thornton LLP, KPMG LLP and PricewaterhouseCoopers LLP.

2 For purposes of this letter, "newly registered hedge fund adviser" refers to those advisers that were not registered with the Securities and Exchange Commission prior to January 1, 2005, but were required to register with the Commission under Section 203(a) of the Advisers Act because the adoption of Rule 203(b)(3)-2 left them no longer able to rely upon the "private adviser" registration exemption contained in Section 203(b) of the Act. On June 23, 2006, the U.S. Court of Appeals District of Columbia Circuit issued a decision that vacated the hedge fund adviser rule. See Goldstein v. Securities and Exchange Commission, No. 04-1434 (D.C. Cir. June 23, 2006). To the extent that hedge fund advisers remain registered with the Commission, they are subject to all of the rules under the Advisers Act.

3 *See* Rule 206(4)-2 under the Investment Advisers Act of 1940.

4 *See* Rule 2-01 of Regulation S-X.

5 The rule specifically provides that the account statements must be sent to each limited partner (or member or other beneficial owner) of a limited partnership (or a limited liability company or other pooled investment vehicle). *See* Rule 206(4)-2(a)(3)(iii). An adviser that sends account statements directly to its clients must obtain an independent verification of client funds and securities by an independent public acco[illegible] prior notice to the adviser. *See* Rule 206(4)-2(a)(ii)(B).



quarterly account statements, a hedge fund adviser may arrange for an annual audit of the hedge fund and distribute the audited financial statements to the hedge fund's investors within 120 days of the end of the hedge fund's fiscal year ("audit exception").[6] The audit exception specifically requires the accountant to be independent in accordance with the Commission's independence rules.[7]

Based on the facts and representations in your letter, and without necessarily agreeing with your analysis, we would not recommend enforcement action to the Commission under Section 206(4) of the Advisers Act and Rule 206(4)-2 thereunder against any newly registered hedge fund adviser,[8] if the adviser, for purposes of rule 206(4)-2(b)(3):

1. relies on an audit of a hedge fund by an accountant that has performed non-audit services for, or had certain relationships with, the hedge fund audit client or its affiliates, including the adviser, that would preclude the accountant from being independent under the Commission's independence rules, provided that (a) those services or relationships would not impair the accountant's independence under independence standards that were applicable to an audit of a hedge fund prior to registration by the adviser, and (b) those services or relationships prohibited by the Commission's independence rules cease no later than June 30, 2007; and

2. causes the hedge fund to disclose in the footnotes to its financial statements: (a) that the accountant was independent under independence standards that were applicable to an audit of a hedge fund prior to registration by the adviser, (b) that the accountant was not independent under the Commission's independence rules, (c) the general reasons why the accountant was not independent under the Commission's independence rules, and (d) a brief description of the relief and the duration of the relief granted by the staff.

Our conclusions and relief do not provide any assurance on an accountant's overall independence status with a hedge fund or its newly registered investment adviser. Any different facts or conditions might require a different conclusion. Should you have questions, please call James D. Campbell, Assistant Chief Accountant, or me at 202-551-6918.

Very truly yours,



Brian D. Bullard
Chief Accountant

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6 *See* Rule 206(4)-2(b)(3).

7 The adviser custody rule audit exception requires the adviser to subject its limited partnership to an "audit," as that term is defined in Section 2(d) of Article 1 of Regulation S-X. Section 2(d) of Article 1 of Regulation S-X requires the accountant conducting the audit to be independent in accordance with the Commission's rules.

8 The relief granted would apply as well to the accountant of the hedge fund if it was not independent under the Commission's independence rules.

Deloitte.

Deloitte & Touche LLP
Ten Westport Road
P.O. Box 820
Wilton, CT 06897-0820
USA

Tel: +1 203 761 3000
www.deloitte.com

August 2, 2006

Brian Bullard
Chief Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Temporary No-Action Relief from the Advisor Custody Rule for certain Hedge Fund Advisers

Dear Mr. Bullard:

This paper sets forth the concerns of certain accounting firms, (the "Representative Firms")[1] regarding recently enacted rules under the Investment Advisers Act of 1940 (the "Investment Advisers Act") by the Securities and Exchange Commission (the "SEC" or "Commission"), as further explained below. More specifically, the Representative Firms, are requesting, on behalf of their registered hedge fund adviser audit clients, no-action relief from Rule 206(4)-2(b)(3) under the Investment Advisers Act (the "Rule") to permit, on a temporary basis, the distribution of financial statements of limited partnership hedge funds or other pooled investment vehicles ("hedge funds") audited by an independent accountant as determined by the American Institute of Certified Public Accountants (the "AICPA") in lieu of the requirement under the Rule that the auditor be independent in accordance with Rule 2-01 of Regulation S-X (the "Commission's independence rules"). The Representative Firms are seeking no-action relief for the audits of hedge funds advised by those newly registered investment advisers required to register with the Commission as a result of the rule adopted by the Commission on December 2, 2004, *Registration Under the Advisers Act of Certain Hedge Fund Advisers* (the "Hedge Fund Rule").[2] On June 23, 2006, the U.S. Court of Appeals District of Columbia Circuit issued a decision that vacated the Hedge Fund Rule.[3] Notwithstanding the court's decision, we understand that many of the newly registered hedge fund advisers will remain registered with the Commission, and will therefore be subject to all of the rules under the Investment Advisers Act.

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1 Entities that participated in preparing this request include BDO Seidman LLP, Deloitte & Touche LLP, Ernst & Young LLP, Goldstein Golub Kessler LLP, Grant Thornton LLP, KPMG LLP, and PricewaterhouseCoopers LLP.

2 Registration Under the Advisers Act of Certain Hedge Fund Advisers, (February 10, 2005), http://www.sec.gov/rules/final/ia-2333.htm.

3 _See_ Goldstein v. Securities and Exchange Commission, No. 04-1434 (D.C. Cir. June 23, 2006).

Background

Custody Rule

Historically, the Investment Advisers Act of 1940 required that all registered investment advisers engage an independent accountant to conduct a surprise custody examination annually if the adviser had custody of client funds. On September 25, 2003, the SEC issued "*Custody of Funds or Securities of Clients by Investment Advisers*" (the "Custody Rule"),[4] which provides a number of exemptions to this requirement. With respect to hedge funds, the amended rule indicates that an adviser does not need to engage an accountant to perform a surprise custody examination if:

a. A qualified custodian sends quarterly account statements directly to the investors in the hedge fund; or

b. The hedge fund has an annual audit and distributes its audited financial statements to its investors within 120 days of the end of its fiscal year, or in the case of a fund of funds within 180 days of the end of its fiscal year.

Due to the nature of a hedge fund, custodians generally do not send statements directly to the underlying investors. Therefore, most investment advisers are now relying on an exemption to the surprise custody examination requirement by adhering to b. above (the "Audit Exception").

Hedge Fund Adviser Rule

Many investment advisers of hedge funds recently became registered with the SEC as a result of the Hedge Fund Rule. Most non-registered investment advisers obtain an audit of each hedge fund managed by the investment adviser and distribute the audited financial statements to investors in each hedge fund pursuant to a limited partnership agreement. Consequently, most newly registered investment advisers to hedge funds are expected to utilize the "Audit Exception" to comply with the Custody Rule.

Analysis

In determining their independence relative to audits of hedge funds managed by non-registered investment advisers, public accounting firms have historically applied the AICPA's independence standards. The scope of the Commission's independence rules is broader than the AICPA's independence standards. The application of the Commission's independence rules to the audits of the hedge funds advised by these newly registered investment advisers will result in more restrictions and may result in the application of the independence rules to more entities than those standards that have been followed

[4] Custody of Funds or Securities of Clients by Investment Advisers, (November 5, 2003), http://www.sec.gov/rules/final/ia-2176.htm.

historically with respect to the non-registered investment advisers and the hedge funds they manage.

Historically, due to their small size, and because these services were not prohibited under the AICPA independence standards, many hedge funds have requested that the audit firm prepare financial statements from the trial balance. Many hedge funds, their investment advisers, and/or their administrators do not currently have the internal resources to perform this function themselves. In addition, some accounting firms have assisted or are currently assisting in developing and implementing financial systems for non-registered investment advisers. Some of these projects have commenced and are on-going. Some accountants have assisted in implementing off the shelf accounting packages that are currently used by hedge funds. Also, many hedge funds and their investment advisers have hired personnel from accounting firms under conditions that are not permitted under the Commission's independence rules. The difficulties in complying with the Commission's independence rules are compounded when such issues are considered at entities that might be deemed an "affiliate of the audit client" under the Commission's independence rule.

Since the auditors of most hedge funds and their non-registered investment advisers have historically been following AICPA's independence standards, the Representative Firms believe that immediate compliance with the more restrictive Commission's independence rules is not possible. Many of the services being provided to newly registered investment advisers and their hedge funds are ongoing in nature and complicate the ability of newly registered investment advisers and their auditors to immediately transition to the Commission's independence rules. Under the Commission's independence rules, an auditor must be independent for the "Audit and Professional Engagement Period", which includes:

(i) The period covered by any financial statements being audited or reviewed (the "audit period"); and
(ii) The period of the engagement to audit or review the audit client's financial statements or to prepare a report filed with the Commission (the "professional engagement period"):
    (A) The professional engagement period begins when the accountant either signs an initial engagement letter (or other agreement to review or audit a client's financial statements) or begins audit, review, or attest procedures, whichever is earlier; and
    (B) The professional engagement period ends when the audit client or the accountant notifies the Commission that the client is no longer that accountant's audit client.

Most newly registered investment advisers have already engaged their auditors to perform services that would impair the auditor's independence under the Commission's independence rules for the fiscal year 2005 and 2006 audits. To avoid a disruptive transition to the Commission's independence rules by the newly registered advisers, the Representative Firms believe a transition period that covers the fiscal 2005 and 2006 hedge fund audits is necessary and warranted. Because certain of these services performed for the fiscal year end 2006 will occur during the fiscal year end 2007, additional relief will be necessary in order for audits of the hedge funds advised by newly registered investment advisers conducted for the fiscal year 2007 to be compliant with the rule.

Granting the no-action relief being requested would not be unprecedented considering the reasons necessitating the relief are based on the application of the Commission's independence rules to newly registered entities. When the Commission changed the independence rules in 2000 and 2003, it permitted a reasonable time period after the effective date of the rule during which pre-existing engagements permissible under the then existing independence guidance could be completed.[5]

No-Action Requested

Based upon the analysis contained herein and in discussions with the Staff of the Securities and Exchange Commission (the "SEC Staff"), the Representative Firms seek a letter from the SEC Staff stating that, the SEC Staff would not recommend enforcement action against newly registered hedge fund advisers or the auditor of the hedge fund if the investment adviser, for purposes of complying with the Commission's Custody Rule, obtains an audit of its hedge fund (or fund-of-funds) by an accountant that has performed non-audit services for, or had certain relationships with, the hedge fund audit client or its affiliates, including the adviser, that would preclude the accountant from being independent under the Commission's independence rules, provided that (a) those services or relationships would not impair the accountant's independence under independence standards that were applicable to an audit of a hedge fund prior to registration by the adviser, and (b) those services or relationships prohibited by the Commission's independence rules cease no later than June 30, 2007.

Very truly yours,

Deloitte & Touche LLP

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[5] See Revision of the Commission's Auditor Independence Requirements; Final Rule (December 5, 2000), (http://www.sec.gov/rules/final/33-7919.htm) and Strengthening the Commission's Requirements Regarding Auditor Independence; Final Rule (February 5, 2003), (http://www.sec.gov/rules/final/33-8183.htm).